Exhibit 10.9

Five Prime Therapeutics, Inc.

1650 Owens Street, Suite 200

San Francisco, CA 94158

September 4, 2009

Aron M. Knickerbocker

[Home Address]

Dear Aron,

We are very pleased to send you this revised offer of employment with Five Prime Therapeutics, Inc. as Vice President, Business Development. The revisions relate to the insertion of language from our 2002 Equity Incentive Plan regarding stock option vesting (see pg 2) and a statement regarding indemnification (see pg 3).

We would like for your full-time employment with the Company to begin at your earliest convenience, but no later than Thursday, September 24, 2009.

You will be paid at a bi-weekly rate of $9,616.00 which is approximately equivalent to $250,000 per year. Once you begin full-time employment, you will be eligible to receive FivePrime’s package of benefits that will be available to all regular, full-time employees. These benefits currently include medical, vision, dental, disability, 401(k) investment plan, Section 125 (flex spending), Section 132 (mass transit) and paid time-off programs.

In addition, the Company will provide you with a $50,000 sign on bonus within 10 business days of your date of hire.

Starting from your date of hire, you will be eligible to participate in the Company’s Bonus Program based on an assessment of meeting individual goals as well as the Company’s attainment of corporate goals. Your target bonus amount is 30% of your base salary or $75,000 and will be prorated for 2009. Due to the current economic environment, for the 2009 performance year all executive bonuses at FivePrime, including yours, will be paid 50% in cash and 50% in stock options.

Subject to Board approval, the Company will issue you an option (the “Hire Option”) to purchase 350,000 shares of the Company’s common stock under the Company’s 2002 Equity Incentive Plan (the “Plan”) at an exercise price equal to the fair market value of the stock as of the date of grant as determined by the Board. The Hire Option will be subject to a four-year vesting period conditioned on your continued service to the Company (as defined in the Plan), with twenty-five percent (25%) of the shares subject to the Hire Option vesting on the one year anniversary of your vesting commencement date, and one-forty-eighth (1/48th) of the shares subject to the Hire Option vesting for each month of your continued service thereafter. The Hire Option will be governed in full by the terms and conditions of the Plan and your individual stock option agreement.

Subject to Board approval, the Company will issue you an additional one-time option (the “Bonus Option”) to purchase 150,000 shares of the Company’s common stock under the Plan at an exercise price equal to the fair market value of the stock on the date of grant as determined by the Board. The Bonus Option will only vest upon the occurrence of the vesting conditions described in this Agreement, provided that such triggering condition(s) occurs during your continued employment. The Bonus Option will be governed in full by the terms and conditions of the Plan and your stock option agreement.

For purposes of the Bonus Option, each of the following shall qualify as a “Triggering Event” which will result in vesting in full of all shares subject to the Bonus Option: (1) the closing of a strategic alliance or partnership between the Company and another entity which is approved by the Board and that results in an up-front payment of at least $100 million to the Company (which “payment” can include an equity component consisting of no more than fifty percent (50%) of the total value of the up-front payment, and which must be at a share price that is more than or equal to one hundred ten percent (110%) of the greater of the current or the then current preferred share price) (an “Alliance Milestone”); and (2) an acquisition of the Company (by merger, acquisition of voting control or acquisition of assets) for aggregate purchase price of at least $500 million (an “Acquisition Milestone”).

In the event the Company enters into a definitive agreement for a transaction that would constitute an Acquisition Milestone and such transaction involves up-front payments of at least $200 million and contingency payment upon achievement of certain development, regulatory or financial milestones, then immediately prior to closing of the Acquisition Milestone, the Bonus Option shall vest in an amount equal to the number of shares underlying the Bonus Option multiplied by a fraction equal to the value of any up-front payment (whether in cash or stock) divided by $500 million. The remaining portion of the Bonus Option representing the unvested shares under the Bonus Option shall terminate in full immediately prior to the closing of such Acquisition Milestone.

In the event the Company enters into a definitive agreement for a strategic alliance or partnership that would constitute an Alliance Milestone but for the fact that the up-front payment to the Company is less that $100 million but greater than $50 million (a “Missed Alliance Milestone”), then (a) immediately prior to the closing of the Missed Alliance Milestone, the Bonus Option shall vest in an amount equal to the number of shares underlying the Bonus Option multiplied by a fraction equal to the value of any up-front payment divided by $100 million, and (b) the remaining portion of the Bonus Option representing the unvested shares shall be tolled and shall vest if and only if the Company closes, by the 12 month anniversary of the Missed Alliance Milestone, an Acquisition Milestone (a “Post Alliance Milestone”), in which case, the unvested shares shall vest in full immediately prior to the closing such Post Alliance Milestone. If the Company does not achieve a Post Alliance Milestone by the 12 month anniversary of the Missed Alliance Milestone, the portion of the Bonus Option covering the unvested shares will terminate in full on such 12 month anniversary date.

Further to both the Hire Option and Bonus Option outlined above, we are including below the language from our 2002 Equity Incentive Plan document on the treatment of these options in the event of a Corporate Transaction:

11. Adjustments upon Changes in Stock.

(a)        Corporate Transaction. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may assume any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (it being understood that similar stock awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). In the event that any surviving corporation or acquiring corporation does not assume any or all such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have been neither assumed nor substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine

(or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and the Stock Awards shall terminate if not exercised (if applicable) at or prior to such effective time. With respect to any other Stock Awards outstanding under the Plan that have been neither assumed nor substituted, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated unless otherwise provided in a written agreement between the Company or any Affiliate and the holder of such Stock Award, and such Stock Awards shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction.

During your tenure with the Company, you will be expected to abide by Company policies and procedures. As a condition of your employment, you will be required: 1) to provide the Company with proof of your right to work in the United States; and 2) to sign and comply with the Company’s Employee Confidentiality and Inventions Assignment Agreement, which among other things prohibits unauthorized use or disclosure of FivePrime’s proprietary information.

In your work for the Company, you will be expected to refrain from use or disclosure of any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. Further, you agree that you will not bring onto Company premises any unpublished documents or property of any former employer or other person to whom you have an obligation of confidentiality.

In your role as Vice President Business Development you will receive the company’s standard form of indemnification which is extended to all directors and officers of FivePrime.

You may terminate your employment with FivePrime at any time and for any reason whatsoever simply by notifying the Company. Likewise, FivePrime may terminate your employment at any time for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in writing signed by a Company officer.

This letter, together with the Employee Confidentiality and Inventions Assignment Agreement, will constitute the complete and exclusive statement of your employment agreement with FivePrime, and their terms supersede any other oral or written agreements or promises made to you.

Please fax this page to Five Prime Therapeutics, Inc. by the end of the business day on Thursday, September 10, 2009. The fax should be addressed to Lauretta Cesario using the fax number 415-365-5601.

Again, we are very pleased to make this offer of employment to you. We are confident that our relationship can be mutually rewarding and that your contributions will be important to the Company and its mission. We look forward to having the opportunity to continue to build a vibrant and successful company with you.

Very truly yours,

/s/ Julia P. Gregory

Julia P. Gregory

President and CEO

Accepted:

/s/ Aron M. Knickerbocker
Aron M. Knickerbocker

September 8, 2009
Date